

SEC(15027728 SSION

Amendment

OMB APPROVAL

OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED NOV 1 2 2015 189

SEC FILE NUMBER

8- 26818

REPORT FOR THE PERIOD BEGINNING __08/01/14__ AND ENDING __07/31/15__

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTS SECURITIES CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

420 BEDFORD STREET, SUITE 340
<hr>
(No. and Street)

LEXINGTON	MA	02420
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW PASTS   (781) 863-2545

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
<hr>
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219	HUDSON	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, MATTHEW PASTS _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTS SECURITIES CORPORATION _____, as of JULY 31 _____, 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JENNIFER MARTINS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 20, 2018

_____
Signature

PRESIDENT
_____
Title

Jennifer Martins
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219   HUDSON, NH 03051   TEL. (603) 889-4243
                                                                  FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BTS Securities Corporation

We have audited the accompanying financial statements of BTS Securities Corporation (a Massachusetts corporation), which comprise the statement of financial condition as of July 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BTS Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BTS Securities Corporation as of July 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of BTS Securities Corporation's financial statements. The supplemental information is the responsibility of BTS Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
October 15, 2015

BTS SECURITIES CORP
BALANCE SHEET
AS OF JULY 31, 2015

ASSETS		2015
CURRENT ASSETS		
CASH	$	350,187
MARKETABLE SECURITIES		2,692
COMMISSIONS RECEIVABLE		3,227
TOTAL CURRENT ASSETS		356,107
NONMARKETABLE SECURITIES		15,309
PREPAID EXPENSE		21,168
SUBTOTAL		36,477
TOTAL ASSETS	$	392,584
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES:		
COMMISSIONS PAYABLE		2,297
ACCRUED LIABILITIES		5,000
TOTAL CURRENT LIABILITIES		7,297
STOCKHOLDER'S EQUITY:		
ADDITIONAL PAID IN CAPITAL		79,920
CAPITAL STOCK, NO PAR VALUE; 100 SHARES AUTHORIZED, ISSUED AND OUTSTANDING		
RETAINED EARNINGS		14,435
		295,584
CURRENT YEAR INCOME(LOSS)		(4,652)
TOTAL STOCKHOLDERS EQUITY		385,287
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	392,584

BTS SECURITIES CORP

STATEMENT OF EARNINGS

FOR THE YEAR ENDED JULY 31, 2015

	FY 2015
COMMISSION INCOME	$ (303,814)
MARKET SEC DIV INCOME	(165)
SIGNATURE GUARANTEE INCOME	(42,900)
NON-MARKETABLE SEC. UNREALIZED GAIN(LOSS)	(2,652)
GROSS INCOME	(349,531)
COMMISSION EXPENSES	225,478
FEES/LISCENSE	27,214
INSURANCE	20,200
ACCOUNTING AND AUDIT	19,853
OFFICE EXPENSES	1,013
SUBSCRIPTION & ADVISORY FEES	141
STATE TAXES EXPENSE	969
TELEPHONE EXPENSE	1,081
TRAVEL	687
RENT	14,039
DIRECTORS FEES	40,000
OTHER EXPENSE	3,510
TOTAL OPERATING EXPENSE	354,184
INCOME BEFORE INCOME TAX	(4,652)
CURRENT TAX BENEFIT	-
NET INCOME	$ (4,652)

BTS SECURITIES CORP
STATEMENT OF CHANGE IN SHAREHOLDERS EQUITY
FOR THE YEAR ENDING 07/31/15

| | Capital Stock | | | | |
	Shares Issued	Common Stock	APIC	Retained Earnings	Total
Balance at Beginning of Year	100	$ 14,435	$ 79,920	$ 295,584	$ 389,939
Net income (loss)				($4,652)	(4,652)
Balance at End of Year	100	$ 14,435	$ 79,920	$ 290,932	$ 385,287

BTS SECURITIES CORP
CASH FLOW STATEMENT
FOR THE YEAR ENDED JULY 31ST, 2015

Net Income (loss)		$ (4,652)
Adjustment		
Cash flow from operating activities		
Increase in unrealized gain	(2,652)	
Increase in Accounts Receivable	(901)	
Decrease in prepaid	5,507	
Increase in Accounts Payable	1,805	
		3,759
Net Cash provided by Operating Activities		(893)
Cash flow from investing activities		
None		-
Cash flow from financing activities		
None		-
Net Increase/decrease in cash		(893)
Cash at the beginning of the year		351,081
Cash at the end of the year		**350,188**
Variance		
Cash paid during the year for :		
Interest payment		-
Income Tax payment		969

BTS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (AMENDED)

JULY 31, 2015

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

BTS Securities Corporation (BTSSC), a registered broker-dealer, was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities. It was incorporated in Massachusetts on January 21, 1981 and provides its services at its Lexington, MA office.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

Revenue is recorded during the period in which services are performed.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions have not reached their contractual settlement date are recorded net on the statement of financial condition.

Not Readily Marketable Securities

Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is no market on securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At July 31, 2015, these securities at estimated fair values consist of the equities valued at $15,309.

Management's Review for Subsequent Events

Management had evaluated subsequent events through September 22, 2015, the date which the financial statements were available to be issued.

NOTE 2 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $348,809 at July 31, 2015, this exceeded required net capital of $5,000 by $343,809. The ratio of aggregate indebtedness to net capital at July 31, 2015 was 2.09 %

NOTE 3 – INCOME TAXES

The Company and its shareholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at July 31, 2015 for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at July 31 2015.

Note 4- RELATED PARTY TRANSACTIONS

During the year ended July 31, 2015, BTSSC provided signature guarantees to BTS Asset Management (a sister company), for which it charged $42,900. No amount was due to or from this related party at July 31, 2015.

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company

is charged monthly fees for the office supplies, telephone, professional fees and rent. The allocation is calculated each year according to the Company's usage from the prior year. During the year ended July 31, 2015 the Company reimbursed BTS Asset Management $549 for office supplies, $1,081 for telephone charges, $9,789 for professional fees and $14,039 for rent expenses. No amount was due to this related party at July 31, 2015.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $100,187 at July 31, 2015.

BTS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JULY 31, 2015

BTS SECURITIES CORP.

AMENDED SCHEDULE I

NET CAPITAL COMPUTATION

FOR THE YEAR ENDED JULY 31, 2015

TOTAL ASSETS	$	392,584
TOTAL LIABILITIES		7,297
NET WORTH		385,286
NONALLOWABLE ASSETS:		
NONMARKETABLE SECURITIES		15,309
PREPAID EXPENSE		21,168
TOTAL NONALLOWABLE ASSETS		36,477
NET CAPITAL	$	348,809
(HAIRCUT)		
NET CAPITAL AFTER HAIRCUT	$	348,809
NET CAPITAL REQUIRED BASED AGGREGATE INDEBTEDNESS		486
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	343,809
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.09%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BTS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JULY 31, 2015

BTS Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 because BTSSC does not hold funds or securities for, or owe money or securities to, customers. BTSSC does not carry security accounts for customers or perform custodial functions relating to customer securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, BTSSC was in compliance with the exemptive provision of Rule 15c3-3 throughout the year ended July 31, 2015.

BTS SECURITIES CORPORATION

SUPPLEMENTARY REPORT

JULY 31, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219   HUDSON, NH 03051   TEL (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BTS Securities Corporation

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) BTS Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which BTS Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) BTS Securities Corporation stated that BTS Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. BTS Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BTS Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

September 22, 2015

BTS SECURITIES CORPORATION

420 Bedford Street, Suite 340 • Lexington, Massachusetts 02420 • 800.343.3040

On behalf of BTS Securities Corporation (BTSC), I, as President, attest to the following as required by the SEC in connection with our annual audit report for the period ending July 31, 2015.

- BTSC claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision
- BTSC did not hold any customer funds or securities at any time during the year
- BTSC met the identified exemption provisions throughout the reporting period of August 1, 2014 through July 31, 2015.

Matthew Pasts
President
BTS Securities Corporation